EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Gildan Activewear Inc.

We consent to the use of:

•our report dated February 25, 2026 on the consolidated financial statements of Gildan Activewear Inc. (the “Entity”) which comprise the consolidated statements of financial position as of December 28, 2025 and December 29, 2024, the related consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years ended December 28, 2025 and December 29, 2024, and the related notes (collectively the “consolidated financial statements”), and

•our report dated February 25, 2026 on the effectiveness of the Entity’s internal control over financial reporting as of December 28, 2025

Each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 28, 2025.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-291876 and 333-208022) on Form S-8 of the Entity.

/s/ KPMG LLP

February 26, 2026
Montréal, Canada